

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

May 24, 2010

<u>Via Mail and Fax</u>

Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Southeast Airport Group
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas, 05120 Mexico, D.F. Mexico

> **RE: Southeast Airport Group
>   File Number: 001-15132
>   Form 20-F for the Year Ended December 31, 2008**

Dear Mr. Castro:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                Sincerely,

                                Lyn Shenk
                                Branch Chief